EXHIBIT 12
Weyerhaeuser Company and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Computation of Ratios of Earnings to Combined Fixed Charges and Preference Dividends
For the quarters ended March 31, 2015, and 2014
(Dollar amounts in millions)

	YEAR-TO-DATE ENDED
	MARCH 2015	MARCH 2014
Available earnings:
Earnings before interest expense, amortization of debt expense and income taxes	$203	$317
Add: interest portion of rental expense	2	2
Add: undistributed losses of equity affiliates and income attributable to noncontrolling interests in subsidiaries	6	1
Available earnings	$211	$320
Fixed charges:
Interest expense incurred	$83	$86
Amortization of debt expense	2	2
Interest portion of rental expense	2	2
Total fixed charges	87	90
Dividends on preference shares (pretax)	13	14
Total fixed charges and preference dividends	$100	$104
Ratio of earnings to fixed charges	2.43	3.56
Ratio of earnings to combined fixed charges and preference dividends	2.11	3.08